UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                SCHEDULE 13G/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        THE A CONSULTING TEAM, INC.
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                              (Name of Issuer)


                       COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)


                                 000881102
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                               (CUSIP Number)


                                JUNE 5, 2000
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          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

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                                    13G
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Arison Investments Ltd. (no U.S. I.D. number)
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                     (b) |X|
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
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    NUMBER OF       5      SOLE VOTING POWER
     SHARES                556,721*
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY        6      SHARED VOTING POWER
      EACH                 357,140
    REPORTING      ------------------------------------------------------------
     PERSON         7      SOLE DISPOSITIVE POWER
      WITH                   556,721*
                   ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                             357,140
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       913,861*
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         11.9%*
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12    TYPE OF REPORTING PERSON
          CO.
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ITEM 1(A). NAME OF ISSUER

            The A Consulting Team, Inc. (the "Issuer" or the "Company").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            200 Park Avenue South
            New York, New York 10003.

ITEM 2(A). NAME OF PERSON FILING:

            This Schedule is filed by Arison Investments Ltd., the "Reporting Person." Any disclosures made herein with respect to persons other than the Reporting Person are made upon information and belief.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business addresses of the Reporting Person are as follows:

            Golda Center
            23 Shaul Hamelech Boulevard
            Tel-Aviv, 64367
            Israel

ITEM 2(C). PLACE OF ORGANIZATION:
            Israel

ITEM 2(D). TITLE OF CLASS OF SECURITIES
            Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(E). CUSIP NUMBER:
            000881102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4.  OWNERSHIP

      (a)   Amount beneficially owned: 913,861 Common Stock (the "Shares").

            378,150 shares of Common Stock out of the 556,721 shares of Common Stock, directly held or beneficially owned as a result of the Reporting Person's right to acquire ownership of such shares within 60 days, are in the form of warrants exercisable during the period ending on March 19, 2002, In addition, as a result of its ownership of 49% of Eurocom Communications Ltd. ("Eurocom") and certain agreements with the majority holder of the balance of Eurocom's shares, the Reporting Person may be deemed to beneficially own the 357,140 shares of Common Stock of the Company beneficially owned by Eurocom. The Reporting Person disclaims any beneficial ownership of the shares of Common Stock owned by Eurocom.


      (b)   Percent of class: 11.9%

      (c)   (i)   Sole power to vote or direct the vote: 556,721.
            (ii)  Shared power to vote or direct the vote: 357,140.
            (iii) Sole power to dispose or to direct the disposition of shares: 556,721.
            (iv)  Shared power to dispose or to direct the disposition of shares: 357,140.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            N/A

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 ARISON INVESTMENTS LTD.


                                 By: Moddi Keret
                                    ---------------------------------------
                                    Name:  Moddi Keret
                                    Title: EVP Finance


                                    February 14, 2001
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                                                           (Date)